UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Stanley Blend
c/o Lone Star Friends Trust
14122 Bluff Manor Drive
San Antonio, TX 78216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Lone Star Friends Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,825,318 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,825,318 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,825,318 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D/A is filed by Lone Star Friends Trust (“Lone Star”) and Stanley Blend (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Stanley Blend is the trustee of Lone Star, and the father of Michael Blend, the Issuer’s co-founder, CEO and Chairman of the Board. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 1,850,215 shares of Class A Common Stock held directly by Lone Star and (ii) 6,975,103 Class B Units of S1 Holdco, LLC (“S1 Holdco”), a subsidiary of the Issuer, and the corresponding same number of shares of Class C Common Stock of the Issuer, in each case, held directly by Lone Star.
(3)	This percentage is calculated based upon 69,263,518 shares of Class A Common Stock outstanding as of June 17, 2024, as provided to us by the Issuer, plus the 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, held by Lone Star. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The voting power held by Lone Star, based upon all outstanding Class C Common Stock voting as a class with the Class A Common Stock, is 9.7%.

CUSIP No. 87200P109

1.	Names of Reporting Persons Stanley Blend
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,558,471 shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,558,471 shares (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,558,471 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of (i) 1,850,215 shares of Class A Common Stock, and 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by Lone Star, (ii) 592,514 shares of Class A Common Stock and 751,379 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by the Dante Jacob Blend Trust, for which Mr. Blend is the trustee (the “Dante Trust”), (iii) 592,514 shares of Class A Common Stock and 751,379 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, directly held by the Nola Delfina Blend Trust, for which Mr. Blend is the trustee (the “Nola Trust”), and (iv) 45,367 shares directly held by Mr. Blend in his individual capacity. Mr. Blend is the trustee of each of Lone Star, the Dante Trust and the Nola Trust (collectively, the “Blend Trusts”), and has sole voting and dispositive power over the shares and units held by each of the Blend Trusts, but disclaims beneficial interest in such shares and units except to the extent of his pecuniary interest therein (if any).
(3)	This percentage is calculated based upon 69,263,518 shares of Class A Common Stock outstanding as of June 17, 2024, as provided to us by the Issuer, plus an aggregate of 8,477,861 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer), in each case, collectively held by the Blend Trusts. The Class B Units of S1 Holdco do not have voting rights, but holders of Class B Units own a corresponding number of shares of Class C Common Stock of the Issuer, which have voting rights and vote together with the shares of Class A Common Stock. The voting power of Mr. Blend, based upon all of the outstanding Class C Common Stock voting as a class with the Class A Common Stock, is 12.7%.

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the SEC on February 8, 2022, Amendment No. 1 thereto filed with the SEC on May 5, 2022 and Amendment No. 2 thereto filed with the SEC on January 4, 2024 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On June 17, 2024, the Reporting Person, a trust established for the benefit of Mr. Michael Blend, the Company's Co-Founder, CEO and Chairman of the Board of Directors, sold 4,775,000 shares of Class A Common Stock to CEE Holdings Trust (the “LSFT Shares”), a trust established for the benefit of Mr. Charles Ursini, the Company's Co-Founder, President/COO and a member of the Board of Directors, in a privately negotiated arm's length transaction, that was not conducted through the exchange on which the Issuer's publicly traded securities are listed, at an agreed upon price of $1.50 per share (the “Stock Purchase”). In connection with the Stock Purchase, the parties entered into a Stock Purchase Agreement, Secured Promissory Note and Stock Pledge and Security Agreement dated June 17, 2024 (the “Sale Documents”) and an Option Letter dated June 17, 2024. Pursuant to the terms of the Sale Documents, (i) the CEE Holdings Trust paid for the purchase price by issuing a secured promissory note to the Reporting Person in the amount of the purchase price for the LSFT Shares, which promissory note is secured by such shares, and (ii) provided the Reporting Person the option to repurchase the LSFT Shares for a period of four (4) years following the purchase date for the lesser of (x) the then applicable fair market value of the LSFT Shares and (y) $1.50 per share, (the “Option”) in the event that (a) CEE Holdings Trust breaches its obligations under any of the Sale Documents, (b) Mr. Ursini becomes incapacitated, or (c) Mr. Ursini resigns from full-time employment with the Issuer. The Option lapses as to 1/4 of the LSFT Shares subject to the Option in four equal annual installments commencing June 17, 2025.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.
Stanley Blend beneficially owns directly or indirectly in the aggregate 11,558,471 shares of Class A Common Stock, representing 14.9% beneficial ownership percentage of Class A Common Stock, and Lone Star directly beneficially owns 8,825,318 shares of Class A Common Stock, representing 11.6% beneficial ownership percentage of Class A Common Stock. Mr. Blend disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein (if any).

Calculations of the percentage of the shares of Common Stock beneficially owned are based on 69,263,518 shares of Class A Common Stock outstanding as of June 17, 2024, as provided to us by the Issuer, plus as to Stanley Blend, 8,477,861 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer) collectively held by the Blend Trusts, and as to Lone Star, 6,975,103 Class B Units of S1 Holdco (and the corresponding same number of shares of Class C Common Stock of the Issuer).

(b) Stanley Blend has sole voting and dispositive control of the 11,558,471 shares reported herein, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein (if any).

(c) Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d) No other person is known to have the right to receive (other than trust beneficiaries) or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 above is incorporated herein.

LSFT Stock Purchase Agreement

On June 17, 2024, the Reporting Person and CEE Holdings Trust entered into a Stock Purchase Agreement (the “LSFT Stock Purchase Agreement”), pursuant to which the Reporting Person agreed to sell the LSFT Shares to CEE Holdings Trust for $1.50 per share as described in Item 3 above.

The foregoing description of the LSFT Stock Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the LSFT Stock Purchase Agreement, a copy of which is s attached hereto as Exhibit 1 and is incorporated herein by reference.

LSFT Stock Pledge and Security Agreement and Promissory Note

On June 17, 2024, the Reporting Person and CEE Holdings Trust entered into a Stock Pledge and Security Agreement and Promissory Note (the “LSFT Pledge Agreement and Promissory Note”), pursuant to which the Reporting Person received a secured promissory note from CEE Holdings Trust in the amount of the purchase price for the LSFT Shares, which promissory note is secured by the LSFT Shares.

The foregoing description of the LSFT Pledge Agreement and Promissory Note does not purport to be complete and is qualified in its entirety by reference to the LSFT Pledge Agreement and Promissory Note, a copy of which is s attached hereto as Exhibit 2 and is incorporated herein by reference.

Lone Star Option Letter Agreement

On June 17, 2024, the Reporting Person and CEE Holdings Trust entered into an Option Letter Agreement (the “LSFT Option Letter Agreement”), pursuant to which CEE Holdings Trust granted the Reporting Person the option to repurchase the LSFT Shares as described in Item 3 above.

The foregoing description of the LSFT Option Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the LSFT Option Letter Agreement, a copy of which is s attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 7. Exhibits

1.	Stock Purchase Agreement, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
2.	Stock Pledge and Security Agreement and Promissory Note, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust (included in Exhibit 1).
3.	Option Letter Agreement, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
4.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2024

LONE STAR FRIENDS TRUST

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Trustee

STANLEY BLEND
/s/ Stanley Blend

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

1.	Stock Purchase Agreement, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
2.	Stock Pledge and Security Agreement and Promissory Note, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust (included in Exhibit 1).
3.	Option Letter Agreement, dated as of June 17, 2024, by and between The Lone Star Friends Trust and CEE Holding Trust.
4.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).